Exhibit 99.1

Attributed Financial Information for Our Platform Common Stock and Tracking Stocks

Our tracking stocks are intended to reflect the separate performance of each of our brand contracts. Our platform common stock is intended to reflect the separate performance of all of our assets and liabilities not attributed to our existing tracking stocks or any other tracking stock that we may create from time to time.

The following tables present our assets, liabilities, income, expenses and cash flows as of and for the three and / or nine months ended September 30, 2014. The tables further present our assets, liabilities, income, expenses and cash flows that are attributed to our platform common stock and our tracking stocks. The financial information should be read in conjunction with our unaudited condensed financial statements for the three and nine months ended September 30, 2014 included in this Quarterly Report on Form 10-Q.

Notwithstanding the following attribution of assets, liabilities, income, expenses and cash flows to our platform common stock and our tracking stocks, our tracking stock structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. Holders of our platform common stock and our tracking stocks are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of our platform common stock or tracking stocks does not affect the rights of our creditors.

FANTEX, INC.

ATTRIBUTED BALANCE SHEET INFORMATION

(Unaudited)

	September 30, 2014
	Platform Common	Fantex Series Vernon Davis	Fantex Series EJ Manuel	Total
ATTRIBUTED ASSETS
Cash and Cash Equivalents	$378,097	$146,330	$16,767	$541,194
Prepaid Assets	126,455	—	—	126,455
Investment in Brand Contracts, at Fair Value	445,117	3,566,160	4,891,065	8,902,342
Total Attributed Assets	$949,669	$3,712,490	$4,907,832	$9,569,991
ATTRIBUTED LIABILITIES AND STOCKHOLDERS' EQUITY
Due to Parent	$310	$5,200	$681	$6,191
Total Attributed Liabilities	$310	$5,200	$681	$6,191
Total Attributed Stockholders’ Equity	$949,359	$3,707,290	$4,907,151	$9,563,800
Total Attributed Liabilities and Stockholders' Equity	$949,669	$3,712,490	$4,907,832	$9,569,991

FANTEX, INC.

ATTRIBUTED STATEMENT OF OPERATIONS

(Unaudited)

	Three Months Ended September 30, 2014				Nine Months Ended September 30, 2014
	Platform Common	Fantex Series Vernon Davis	Fantex Series EJ Manuel	Total	Platform Common	Fantex Series Vernon Davis	Fantex Series EJ Manuel	Total
Attributed Income from Brand Contracts	$14,396	$90,749	$182,785	$287,930	$23,154	$257,171	$182,785	$463,110
Attributed Operating Expenses
Personnel & Related	301,817	—	—	301,817	916,245	—	—	916,245
Professional & Related	602,265	6,599	1,135	609,999	1,712,966	31,011	1,135	1,745,112
General & Administrative	137,293	—	—	137,293	435,563	—		435,563
Management Fees	(6,123)	5,225	898	—	(25,449)	24,551	898	—
Total Attributed Expenses	$1,035,252	$11,824	$2,033	$1,049,109	$3,039,325	$55,562	$2,033	$3,096,920
Attributed Net Income Before Taxes	(1,020,856)	78,925	180,752	(761,179)	(3,016,171)	201,609	180,752	(2,633,810)
Attributed Income Taxes	—	—	—	—	—	—	—	—
Attributed Net Income	$(1,020,856)	$78,925	$180,752	$(761,179)	$(3,016,171)	$201,609	$180,752	$(2,633,810)

FANTEX, INC.

ATTRIBUTED STATEMENT OF CASH FLOWS INFORMATION

(Unaudited)

	Nine Months Ended September 30, 2014
	Platform Common	Fantex Series Vernon Davis	Fantex Series EJ Manuel	Total
Operating Activities
Attributed Net Income / (Loss)	$(3,016,171)	$201,609	$180,752	$(2,633,810)
Adjustments to reconcile net loss to net cash used in operating activities:
Income from Brand Contracts	(23,154)	(257,171)	(182,785)	(463,110)
Expenses Contributed From Parent	2,743,906	—	—	2,743,906
Changes in:
Prepaid Assets	179,586	—	—	179,586
Due to Parent	310	5,200	681	6,191
Purchase of Brand Contracts	—	(4,000,000)	(4,975,000)	(8,975,000)
Cash Receipts from Brand Contracts	26,788	491,011	17,969	535,768
Net cash provided from (used by) operating activities	$(88,735)	$(3,559,351)	$(4,958,383)	$(8,606,469)
Financing Activities
Net proceeds from Fantex Series Vernon Davis Offering	—	4,000,450	—	4,000,450
Net proceeds from Fantex Series EJ Manuel Offering	—	—	4,975,150	4,975,150
Dividend Paid	—	(294,770)	—	(294,770)
Net cash provided from financing activities	$—	$3,705,680	$4,975,150	$8,680,830
Net cash increase for period	(88,736)	146,330	16,767	74,361
Cash and Cash Equivalents at Beginning of Period	466,833	—	—	466,833
Cash and Cash Equivalents at End of Period	$378,097	$146,330	$16,767	$541,194
Cash Paid for Interest	$—	$—	$—	$—
Cash Paid for Taxes	$—	$—	$—	$—
Non-Cash Financing Activities:
Contributions from Parent	$2,743,906	$—	$—	$2,743,906

NOTES TO ATTRIBUTED FINANCIAL INFORMATION

(Unaudited)

We have attributed the following assets and liabilities to the tracking stocks:

•	95% of our acquired brand income (“ABI”), that we acquire under our brand contracts ;

•

Any and all of our liabilities, costs and expenses incurred after the offering of each of our tracking stocks that are directly attributable to the brand associated with the tracking stock, such as our direct costs arising out of our promotion of the brand or arising out of or related to the maintenance and enforcement of the brand contract, provided, however, that to date we have not attributed any of the expenses or costs related to the initial public offerings of our tracking stocks (other than underwriting commissions and expenses) or incurred by us or our parent prior to the consummation of the offerings, including our efforts to build our business model and enter into our brand contracts, to any of our tracking stocks;

•

a pro rata share of our general liabilities, costs and expenses not directly attributable to any specific tracking stock (calculated based on attributable ABI), but excluding any non-cash expenses that are allocated from our parent to us. Attributable expenses would include, for example, a pro rata portion of the service fee we pay to our parent pursuant to the management agreement (5% of the attributed ABI from our brand contracts). Expenses that would not be attributed would include expenses incurred by our parent, including any expenses incurred in providing services to us under the management agreement, to the extent in excess of our service fee to them;

•	as income, any covered amounts, as described below, for our brand contracts; and

•	as an expense, the pro rata share of any covered amounts, as described below, relating to any tracking stock brand.

We will also attribute the following additional assets and liabilities to each tracking stock brand:

•

all net income or net losses from the assets and liabilities that are included in each tracking stock brand and all net proceeds from any disposition of any such assets, in each case, after deductions to reflect any dividends paid to holders of shares of a specific tracking stock; and

•	any acquisitions or investments made from assets that are included in a specific tracking stock brand.

Covered Amounts

As described above, income (and assets) and liabilities will generally be attributed to a tracking stock based on the income and liabilities of that tracking stock. However, if as a result of any debtor relief laws we do not receive any portion of our acquired brand income from a brand contract then we will nonetheless attribute income during any period to the corresponding tracking stock in an amount equal to the difference between any amounts we actually receive under that brand contract and the amounts to which we would otherwise have been entitled to receive but for debtor relief laws. We refer to such difference as a covered amount.

        In such a case, the covered amount will also be attributed as a general expense of Fantex, and we will attribute the pro rata share of any covered amounts to each tracking stock as an expense, as discussed above.

Platform Unit

Our platform unit will initially have attributed to it all of our assets and liabilities that are not specifically attributed to our current tracking stocks or to any other tracking stocks that we may establish from time to time. The assets attributed to the platform unit will thus include, for example, any portion of the ABI for any brand contract that is not specifically attributed to the associated tracking stock. For example, we will attribute the 5% of our ABI under our existing brand contracts to the platform unit, and expect to attribute a similar amount for each of our future brand contracts.

We believe the attribution presented in the financial information above reasonably reflects our attribution policy to track the performance of our tracking stock brands. We cannot provide any guarantee that any tracking stock will in fact track the performance of the associated brand contract.

Management Discussion of Tracking Stocks

Tracking Stock Attributed Assets

The largest attributed asset for each of our tracking stocks is the brand contract associated with each tracking stock. We expect the brand contract to be the largest single attributed asset for each tracking stock for the foreseeable future. As the cash generated by each brand contract is remitted to us, we intend to return a portion of this cash to the stockholders of the tracking stock in the form of dividend payments. The remaining cash will be used to meet the working capital and attributed operating needs of the tracking stock and for potential future co-investment opportunities that may arise under the brand contract.

Fantex Series Vernon Davis

Attributed Acquired Brand Income and Expenses

This is the second quarter of performance with the brand contract with Vernon Davis pursuant to the Brand Agreement dated October 30, 2013 (the “Vernon Davis Brand Contract”). During the quarter ended September 30, 2014, we attributed approximately $104,500 of acquired brand income to our Fantex Series Vernon Davis Convertible Tracking Stock (the “Fantex Series Vernon Davis”). Approximately $86,000 of this was cash receipts from Vernon Davis’ NFL  player contract and approximately $18,500 represented cash receipts from endorsement contracts. During the nine months ended September 30, 2014, we attributed approximately $491,000 of acquired brand income to Fantex Series Vernon Davis. Approximately $447,000 of this was cash receipts from Vernon Davis’ NFL player contract and approximately $44,000 represented cash receipts from endorsement contracts. During the three and nine months ended September 30, 2014 we attributed expenses for management fees and direct costs totaling $11,823 and $55,562, respectively, to Fantex Series Vernon Davis. There were no significant changes with respect to existing brand income contracts and no new material brand income contracts were signed during the quarter.

Change in Fair Value of Brand Contract

We account for the Vernon Davis Brand Contract at estimated fair market value, as more fully described in the notes to our financial statements in this Quarterly Report on Form 10-Q. During the quarter ended September 30, 2014 the Vernon Davis Brand Contract generated attributed income of $90,749. This reflects a net increase in the fair value of the brand contract partially offset by cash received during the quarter.  For the nine months ended September 30, 2014 the Vernon Davis Brand Contract generated attributed income of $257,171. This resulted primarily from an increase in the estimated fair value of the brand contract partially offset by cash received during the nine month period. The increase in the fair value of the Vernon Davis Brand Contract for both the three and nine month periods was driven primarily by an increase in the net present value (the “NPV”) of expected cash flows from this brand contract. In this case, the NPV increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present, they are subject to a shorter period of time for discounting, which results in an increase in the present value of these cash flows.

Dividends

On August 18, 2014 the Company paid a previously declared cash dividend of $0.70 per share to the holders of record of Fantex Series Vernon Davis. On October 21, 2014 our Board of Directors declared  a cash dividend of $0.30 per share to be paid to the holders of record of Fantex Series Vernon Davis as of the close of business on November 25, 2014. The dividend is expected to be paid on November 26, 2014.

Fantex Series EJ Manuel

Initial Public Offering

We completed the initial public offering of the Fantex Series EJ Manuel Convertible Tracking Stock (the “Fantex Series EJ Manuel”) on July 21, 2014 raising approximately $5.2 million from the sale of 523,700 shares. On July 25, 2014, we paid EJ Manuel $4.975 million to complete our purchase of the EJ Manuel Brand Contract (net of $0.2 million to be held in escrow until six months of consecutive payments due under the EJ Manuel Brand Contract have been timely delivered to us).

Attributed Acquired Brand Income and Expenses

This is the first quarter of performance with the brand contract with EJ Manuel pursuant to the Brand Agreement dated February 14, 2014 (the “EJ Manuel Brand Contract”). During the three and nine months ended September 30, 2014 we attributed approximately $18,000 of acquired brand income to Fantex Series EJ Manuel. Approximately $9,000 of this was cash receipts from EJ Manuel’s NFL player contract and approximately $9,000 represented cash receipts from a number of endorsement contracts. During the three and nine months ended September 30, 2014 we attributed expenses for management fees and direct costs totaling $2,033 to Fantex Series EJ Manuel. There were no significant changes with respect to existing brand income contracts and no new material brand income contracts were signed during the quarter.

Change in Fair Value of Brand Contract

We account for the EJ Manuel Brand Contract at estimated fair market value, as more fully described in the notes to our financial statements in this Quarterly Report on Form 10-Q. During the three and nine months ended September 30, 2014 the EJ Manuel Brand Contract generated attributed income of  $182,784. This reflects a net increase in the fair value of the brand contract partially offset by cash received during the periods. The increase in the fair value of the EJ Manuel Brand Contract for both the three and nine month periods was driven primarily by an increase in the NPV of expected cash flows from this brand contract. In this case, the NPV increased due mainly to the passage of time and such increase was partially offset by reductions in estimated acquired brand income from endorsement contracts which reduced the estimated fair value of the contract by $266,000. This reduction in estimated endorsement income was the result of our estimated negative impact on near term endorsement income resulting from EJ Manuel being replaced as the starting quarterback of the Buffalo Bills.

Other Events

On September 29, 2014, EJ Manuel was replaced as the starting quarterback for the Buffalo Bills. We believe this has negatively impacted the amount of our estimates of the near term endorsement income EJ Manuel would earn and is reflected in the fair value of the EJ Manuel Brand Contract and the brand income expected to be generated from that contract. Further, if EJ Manuel remains as a back-up quarterback for an extended period of time, this could negatively impact our longer term estimates of endorsement income that EJ Manuel would earn and would likely result in the value of future NFL player contracts that EJ Manuel may enter into being significantly lower than our estimated value of those future contracts.